FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated November 5, 2009 (“THIRD QUARTER 2009 FINANCIAL RESULT ANNOUNCEMENT POSTPONED”)

99.2	Press Release dated November 5, 2009 (“LEGAL DEVELOPMENT ON THE LAW SUIT ON INTERNATIONAL VOICE TRAFFIC”)

EXHIBIT 99.1

THIRD QUARTER 2009 FINANCIAL RESULT ANNOUNCEMENT POSTPONED

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

Special Subjects:

Third Quarter 2009 financial result announcement has been postponed to November 12, 2009 since the preparations have not been completed due to technical reasons.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Öztürkler
Investor&Int. Media Relations	Chief Corporate Affairs
Division Head	Officer
05.11.2009, 01:46	05.11.2009, 01:46

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

EXHIBIT 99.2

LEGAL DEVELOPMENT ON THE LAW SUIT ON INTERNATIONAL VOICE TRAFFIC

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

Special Subjects:

The media news about the court case initiated by Turk Telekom due to international interconnection agreement for carrying the voice traffic through Milleni.com GMbH, is being evaluated by our Company. The international interconnection agreement signed between our Company and Milleni.com GMbH for carrying voice traffic has been signed with the permission and the approval of the Ministry of Transportation and Information and Communication Technologies Authority (formerly known as Telecommunications Authority). Accordingly, the aforementioned agreement and the commercial activities conducted with this regard is legal; thus this court decision is not fair and in contradiction with the law and the practice. We are confident and maintain our view that this case has no legal basis. We, therefore, will appeal this decision once we receive the court decision.

As we have stated in our notes to our previous financial statements; following two expertise reports and taking into consideration the developments in the related case; a provision totaling to a nominal amount of TRY 122.3 million, including TRY44.9 million in principal and accrued interest in TRY 77.4 million has been provisioned in our consolidated financial statements dated June 30, 2009 despite the fact that Management believes the aforementioned court case has no legal basis. We are not planning to set aside any additional provisions in addition to that in our financial statements.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagul Tuzun
Investor&Int. Media Relations	Corporate Comunications
Division Head	Division Head
05.11.2009, 17:00	05.11.2009, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 5, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 5, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communications - Division Head